

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Via E-mail
Steven E. Swain
Executive Vice President and Chief Financial Officer
Brookdale Senior Living Inc.
111 Westwood Place
Brentwood, Tennessee 37027

Re: Brookdale Senior Living Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.3 - Amendment No. 4 to Master Lease and Security Agreement by and between certain affiliates of the Company named therein as Tenant and certain affiliates of Ventas, Inc. named therein as landlord.
Filed November 5, 2019
File No. 001-32641

Dear Mr. Swain:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance